

July 28, 2015

Dheeraj Pandey
President and Chief Executive Officer
Nutanix, Inc.
1740 Technology Drive, Suite 150
San Jose, CA 95110

     Re: Nutanix, Inc.
              Draft Registration Statement on Form S-1
              Submitted July 1, 2015
              CIK No. 0001618732

Dear Mr. Pandey:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Overview, page 1

1. Refer to the second paragraph in this section. Please clarify your relationship to Google, Facebook and Amazon and explain the basis for naming these companies in your summary. To the extent you have included these companies for reasons other than describing your business relationships—for example, to describe the convergence industry generally—please consider removing these names from your summary discussion, which should be limited to key aspects of your offering.

2. For a more balanced discussion of your business, please disclose your accumulated deficit for the latest period. Include similar disclosure elsewhere as appropriate, such as in the business and/or MD&A sections.

Competitive Strengths, page 4

3.   Please tell us your bases for the statements in the fourth bullet point in this section that you have high customer loyalty, strong customer references, and accelerated repeat purchasers. Quantify the disclosure where possible.

4.   In the fourth bullet point, please briefly explain what "net promoter score" is and who calculates it and disclose why you believe that a score of 90 is an industry best. We note your disclosure on page 85 in this regard.

Risk Factors

Risks Related to Our Business and Industry, page 13

5.   According to your disclosure on page F-9, it appears that you were dependent on a single channel partner for fiscal year 2014. We also note your disclosure on page 94. Please include an appropriate risk factor and tell us how you determined that the channel partner agreement is not required to be filed.

We rely on a limited number of suppliers…, page 21

6.   We note that in some cases you are dependent on sole source suppliers for key components in your products. Please include an expanded discussion of your sole-source supplier agreements in the business section and the extent to which you are materially dependent on one or more of these agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Performance

Continued Purchases and Upgrades within Existing Customer Base, page 60

7.   According to your disclosure on page 58, when end-customers purchase a platform, they also purchase one or more years of support and maintenance. Please clarify how you account for support and maintenance purchases when calculating the percentage of end-customers that have made repeat purchases and the amount of total lifetime orders on page 60.

Changes in Product Mix and Associated Accounting Impact, page 60

8.   We note that shifts in the mix of whether your solutions are sold as an appliance or as software-only could result in fluctuations in your revenue and gross margins. For each period presented, tell us what percentage of your sales was appliance versus software-only. To the extent that your sales are shifting toward software-only, which appears to be

the case in fiscal 2015, tell us what impact this shift has had on your revenues and gross margin and how you considered including a quantified discussion of such impact in your results of operations discussion. Refer to Item 303(a)(3)(ii) of Regulation S-K and item III.B of SEC Release 33-8350.

Quarterly Results of Operations

Quarterly Revenue Trends, page 70

9.   We note that "Support and other services" revenue has increased at a greater rate than "Product" revenue. Please provide a discussion of the reason for this increase and its impact. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Critical Accounting Estimates

Common Stock Valuations, page 77

10.   We note that, in valuing your common stock, you used the income approach and market approach. Please revise to include the nature of the material assumptions used to in these approaches. In addition, please disclose the extent to which the estimates are considered highly complex and subjective. Similar disclosures should be made with regard to the option pricing and probability weighted expected return methods used to allocate the equity value to the common stock.

Business, page 79

11.   We note your reference to the OEM partnership with Dell Inc. here and elsewhere in your prospectus. Please expand your disclosure to provide a materially complete discussion of your OEM partnerships, including your relationship with Dell.

12.   You disclose on pages 19 and 24 that you are dependent on sales to government organizations and that such entities may be able to terminate contracts for convenience. Please disclose the portion of the government contracts that are subject to renegotiation or termination at the election of the government. Refer to Item 101(c)(1)(ix) of Regulation S-K.

Overview, page 79

13.   Regarding the disclosure in the last paragraph on page 79 and in the last full paragraph on page 83, please provide a more detailed explanation using plain language of how your models operate. Also explain the validation process used by IDC for the model on page 79 and disclose whether it was commissioned by you.

Our End-Customers, page 94

14. Please disclose the specific revenue percentages represented by Carashoft Technology Corp. and Promark Technology Inc.

Facilities, page 97

15. You state that you entered into two lease agreements that expire March 2018. One of the agreements appears to have been filed as exhibit 10.14. Please confirm that you will file the other lease agreement or advise.

Management

Compensation Committee Interlocks and Insider Participation, page 103

16. We note your reference to the section titled "Certain Relationships and Related Party Transactions." Please expand your disclosure in this section to include the dates, number of shares and aggregate purchase price of the transactions with the entities affiliated with Messrs. Mhatre and Parks, in accordance with Item 404(a) of Regulation S-K. Refer to Item 407(e)(4)(i)(C) of Regulation S-K.

Executive Compensation

Employee Benefit and Stock Plan

Executive Bonus Plan, page 116

17. Please file a copy of the Executive Bonus Plan as an exhibit or advise. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Principal and Selling Stockholders, page 123

18. We note that according to the table, Jeffrey T. Parks does not beneficially own any of your shares. Footnote (6), however, discloses that he shares voting or dispositive power over shares held by Riverwood Capital. Please advise or revise.

Shares Eligible for Future Sale, page 131

19. Please disclose the number of "restricted securities" that will be publicly available for sale immediately after and 180 days after effectiveness.

Underwriting, page 139

20.   Please tell us where in this section you disclose the exceptions and terms and conditions to the lock-up agreement that you refer to on pages 39 and 127.

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Concentration Risk, page F-9

21.   Please tell us whether any of your end-customer accounted for more than 10% of accounts receivable as of July 2013 and 2014 and April 30, 2014. If any of your end-customer represents more than 10%, please disclose the percentage or amount of accounts receivable for those customers.

Revenue Recognition, page F-11

22.   We note that your PCS contracts include the right to receive software upgrades, bug fixes, and parts replacement services related to your hardware appliances. Please clarify whether you sell PCS for non-software deliverables together with PCS for non-essential software. If so, please tell us how you allocate the PCS revenue to these deliverables. Refer to ASC 985-605-25-10(f).

Deferred Commissions, page F-12

23.   We note that your deferred commission amounts are recoverable through the revenue streams and are amortized over the same period that revenue is recognized from the related customer contract. Please tell us whether these customer contracts are cancelable. If so, please tell us how you evaluate the deferred commissions for recoverability.

Note 10. Equity Award Plans, page F-24

24.   We note from your disclosures on page F-26 that upon effectiveness of this offering, you will record cumulative stock-based compensation expense related to certain performance stock awards. Tell us the estimated amount of compensation you expect to record for such awards and the estimated number of Performance RSUs that will vest upon completion of this offering. Also, to the extent material, tell us whether you considered including pro forma adjustments on the face of the historical balance sheet to reflect the share-based compensation that will be recorded at closing. In addition, tell us your consideration to include a pro forma adjustment to the denominator in your EPS calculations for the number of RSUs that will convert to common stock upon effectiveness, if material.

<u>General</u>

25.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

26.   We are in receipt of your confidential treatment request in connection with Exhibit 10.15. Comments, if any, will be issued in a separate letter. Any comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement.

27.   Regarding the industry data and other research you cite in your prospectus by Gartner and IDC, please include the dates of any such reports and provide us with supplemental copies of the source of information that you cite and from which the data in the prospectus is extracted. Mark the copies appropriately to designate the portions you rely upon and cross-reference them to the statements in the prospectus. Also tell us whether any of the data was prepared for you or for the offering.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                                Sincerely,

                                                                /s/ Maryse Mills-Apenteng

                                                                Maryse Mills-Apenteng
                                                                Special Counsel

cc: <u>Via E-mail</u>
         Jeffrey D. Saper, Esq.
         Wilson Sonsini Goodrich & Rosati, P.C.